Exhibit 23

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Post-effective Amendment No. 1 to Registration Statement No. 2-62328 on Form S-3, in Registration Statement Nos. 333-44397 and 333-83019 on Form S-3 and in Registration Statement Nos. 33-23350, 33-50400, 33-13605 and 33-64077 on Form S-8 of our reports dated January 15, 2004, which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in method of accounting for asset retirement obligations to adopt Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” and change in method of accounting for goodwill and other intangible assets to adopt Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” appearing in this Annual Report on Form 10-K of PPG Industries, Inc. for the year ended December 31, 2003.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania
February 20, 2004